Operational Highlights and Financial Results for the Period Ended March 31, 2017 May 2017 Exhibit 99.2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this presentation are forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events , recent changes in regulatory laws, and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. These statements may relate to, but are not limited to: expectations regarding the safety or efficacy of, or potential applications for, Mesoblast's adult stem cell technologies; expectations regarding the strength of Mesoblast's intellectual property, the timeline for Mesoblast's regulatory approval process, and the scalability and efficiency of manufacturing processes; expectations about Mesoblast's ability to grow its business and statements regarding its relationships with current and potential future business partners and future benefits of those relationships; statements concerning Mesoblast's share price or potential market capitalization; and statements concerning Mesoblast's capital requirements and ability to raise future capital, among others. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this presentation together with our financial statements and the notes related thereto, as well as the risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, include, without limitation: risks inherent in the development and commercialization of potential products; uncertainty of clinical trial results or regulatory approvals or clearances; government regulation; the need for future capital; dependence upon collaborators; and protection of our intellectual property rights, among others. Accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Agenda Financial Results Operational Update Timelines

Our Mission, Vision and Focus: Mesoblast is committed to bring to market its disruptive cellular medicines to treat serious and life-threatening illnesses |

Financial Results

Q3 FY 2017: Financial Highlights for the Three and Nine Months Ending March 31, 2017 (US$m) Operational streamlining during the first nine months of FY17 enabled absorption of the incremental costs of the MPC-150-IM program in advanced chronic heart failure (CHF) Cash outflows for R&D product support costs, manufacturing, and management & administration were reduced for the nine months of FY17 by $16.4 million (24%) vs the comparative period in FY16 For the third quarter of FY17, cash outflows for the same operational activities were reduced by $5.1 million (23%) vs the comparative quarter in FY16 After absorbing the incremental R&D costs associated with the CHF Phase 3 trial, together with increased spend on advancing the other Tier 1 product candidates in Phase 3 trials, total operating cash outflows were reduced by $0.8 million vs the first nine months of FY16 ($73.4 million versus $74.2 million)

Operational Streamlining: Nine month update (US$m) From August 2016, the Company executed a range of cost reduction initiatives in order to offset the incremental costs of the MPC-150-IM program in FY17. $16.4 million of savings have been generated by these initiatives in the first nine months of FY17 as follows: $4.5 million within R&D product support costs: a 33% reduction in FTEs was achieved primarily through a labor restructure. This, combined with the cost containment of consultants and travel have reduced product support costs within R&D by 28% in comparison with the corresponding nine months in FY16 $11.1 million within Manufacturing: Costs were reduced by 50% as the Company had sufficient quantities of clinical grade product previously manufactured for all ongoing clinical trials; there were also savings arising from the labor restructure, combined with cost containment of consultants and travel $0.8 million within Management and Administration: Costs were reduced by 5% resulting from reductions in FTEs, consultancy expenses, and reductions in corporate overhead expenses such as rent, legal and professional fees and other office expenses

Q3 FY 2017:Cash position As of March 31, 2017, the Company had cash reserves of US$69.1 million The Company successfully completed a fully underwritten institutional placement of 26.25 million new shares (approx. 6% of issued capital) and raised approx. US$40 million from existing global institutional investors, together with new institutional and sophisticated investors. As previously announced, an equity facility has been established for up to A$120 million/US$90 million, to be used at the Company’s discretion over the next two years to provide additional funds as required

Operational Highlights

Translating our Science into Commercial Reality

- Mesenchymal lineage immuno-selected precursors and progeny cells (MLCs)
- STRO-1/STRO-3 immuno-selection provides a homogeneous and potent population of MLCs with receptors that respond to inflammatory and damaged tissue signals
- In response to activating signals present in damaged tissues, MLCs secrete a diverse variety of biomolecules responsible for immunomodulation and tissue repair[1]
- Specificity of triggering signals potentially reduces likelihood of off-target side effects
- Preliminary clinical data suggests optimal response likely to occur when signals are greatest in most advanced disease states



Mesenchymal Lineage Cells (MLCs)
Cytokines
Chemokines
Enzymes
Growth Factors
Reduced Inflammation
Tissue Repair
Immunomodulation
Reduced off-target side effects
MPC
M2
M1

1.Singer and Caplan Annu. Rev. Pathol. Mech. Dis. 2011. 6:457–78.

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Portfolio of Advanced Product Candidates:

Ideally Positioned for the 21st Century Cures Act Environment

Tier	Platform	Product Candidate	Therapeutic Area	Pre-Clinical/ Pre-IND	Phase 2	Phase 3	Approval	Partnering[1] (Commercialization)
Tier 1	MPC	MPC-150-IM	Advanced (Class 3) HF	→	→	→		mesoblast the regenerative medicine company
			End Stage (Class 4) HF	→	→			
	MPC	MPC-06-ID	Chronic Low Back Pain	→	→	→		mesoblast the regenerative medicine company
	MPC	MPC-300-IV	RA	→	→			mesoblast the regenerative medicine company
			DN/Type 2 Diabetes	→	→			
	MSC	TEMCELL® HS Inj	Acute GVHD	→	→	→	→ Japan	JCR
		MSC-100-IV	Acute GVHD	→	→	→		mesoblast the regenerative medicine company
Tier 2	Includes MSC-100-IV (Crohn's disease – biologic refractory), MPC75-IA (Acute Cardiac Ischemia), MPC-25-Osteo (Spinal Fusion) and MSC-75-IA (Knee Osteoarthritis)							

This chart is figurative and does not purports to show individual trial progress within a clinical program. For product registration purposes, Phase 3 programs may require more than one trial.
Tier 1 programs represent our lead programs where we focus the majority of our time and resources. Tier 2 programs are also in development and may advance to Tier 1 depending on the merit of newly generated data, market opportunity or partnering options.

1. On December 22, 2016, Mesoblast Ltd. entered into an equity purchase agreement with Mallinckrodt Pharmaceuticals for ~US$ 21.7m to exclusively negotiate a development and commercialization partnership for rights to GVHD and Chronic Low Back Pain outside of the Chinese and Japanese markets.

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MPC-150-IM Chronic Heart Failure (CHF) Program Multi-billion dollar blockbuster potential |

MPC-150-IM:
Targets the Most Serious and Life-Threatening Complications of Heart Failure

Significant Burden of Illness and Unmet Need

- Globally, 17-45% of heart failure patients die within 1 year of hospital admission
- Majority die within 5 years of admission[1]
- MPC-150-IM to target advanced HFrEF NYHA Class II-III with the objective of reducing major cardiovascular events (e.g. mortality and hospitalizations)

Minimal Treatment Options

- Despite recent advancements in pharmacotherapy, limited treatment options are available for patients with advanced NYHA Class II-IV Heart Failure with Reduced Ejection Fraction (HFrEF)[2]

Attractive Market Opportunity

- ~1.9m NYHA Class II-IV patients with LVEF<40% in the US alone[3]
- Over $60.2bn/yr in U.S. direct costs when this illness is identified as a primary diagnosis[4]
  - $115bn as part of a disease milieu[4]; hospitalizations result in ~69% of expenditures[5]


Normal Heart


Systolic Heart Failure
Less blood pumped out of ventricles
Weakened heart muscle can't squeeze as well

1. Heart Failure: Preventing disease and death worldwide – European Society of Cardiology 2014.
2. ACC/AHAHFSA Foc1used Update on New Pharmacological Therapy for Heart Failure: An Update of the 2013 ACCF/AHA Guideline for the Management of Heart Failure
3. Gurwitz JH, Magid DJ, Smith DH, et al. Contemporary Prevalence and Correlates of Incident Heart Failure with Preserved Ejection Fraction. The American Journal of Medicine. 2013;126(5):393-400. Derived by applying a HF-REF prevalence rate of 32.6% to the U.S. rate of 5.7m U.S. patients.
4. A Reevaluation of the Costs of Heart Failure and its Implications for Allocation of Health Resources in the United States. Voigt J. Clinl.Cardiol. 37, 5, 312-321 (2014)
5. The Medical and Socioeconomic Burden of Heart Failure: A Comparative Delineation with Cancer. Dimitrios, F. International Journal of Cardiology (2015), doi: 10.1016/j.ijard.2015.10.172

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MPC-150-IM: Phase 2 Randomized Placebo Controlled Trial in 60 Patients HF Class II/III and LVEF<40%

- Objectives:
  - Identify a dose response and an optimal therapeutic dose
  - Identify optimal target population for therapeutic effect
- Placebo vs. 25, 75, 150M MPCs injected by endomyocardial catheter
- At 6 months: Dose-dependent effect seen on left ventricular remodeling, with 150M cell dose (MPC-150-IM) showing greatest effect vs. controls



LVESV Month 6 - Baseline
60.0
40.0
20
0.0
-20.0
-40.0
N=12
N=15
p=0.809
N=13
p=0.156
N=15
p=0.015
19.7
19.9
4.0
-7.3
Control Corrected Change=26.9mL
Control
25MM
50MM
150MM



LVEDV Month 6 - Baseline
60.0
40.0
20
0.0
-20.0
-40.0
N=12
N=15
p=0.256
N=13
p=0.450
N=15
p=0.020
19.8
34.5
8.7
-9.7
Control Corrected Change=29.5mL
Control
25MM
50MM
150MM

Source: Circ Res. 2015; 117:576-584. Perin E et al. A Phase II Dose-Escalation Study of Allogeneic Mesenchymal Precursor Cells in Patients With Ischemic or Non-Ischemic Heart Failure.

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MPC-150-IM: Therapeutic Benefit on LV Remodeling Enhanced in Phase 2 Subjects with LVESV >100ml Source : Perin et al., Journal of Cardiac Failure 2015; Vol 21(8): S107; 19th Annual Scientific Meeting of the Heart Failure Society of America, Emerson et al. Placebo corrected benefit of 150M cell dose on cardiac volumes and ejection fraction at 6 months was greatest in patients with more advanced heart failure as defined by baseline LVESV>100ml at baseline Change (Entire cohort) Month 6 minus baseline PBO (n=15) +20 150M MPC (n=15) ∆, PBO corrected PBO (n=7) 150M MPC (n=11) ∆, PBO corrected P-values LVESV -7 -27 +46 -8 -54 <0.02 +20 LVEDV -10 -30 +41 -10 -51 <0.03 -2.3 LVEF +0.6 +2.9 -6.4 +1.7 +8.1 <0.05 Change (LVESV>100mL) Month 6 minus baseline | ∆ ∆ ∆ ∆ ∆ ∆

MPC-150-IM: Durable (36 Months) Protection Against HF-MACE[1] in Phase 2 Trial Following Single Dose

% HF-MACE Kaplan-Meier Curve over 36 months following treatment in all patients[1]


1.00
0.75
0.5
0.25
0.0
HF-MACE - Free Probability
MPC-150 million
Control
Log rank=p0.026
0
10
20
30
40
Time to HF-MACE (months)

Treatment Group	Incidence HF-MACE	Estimated Final HF-MACE Free Probability	Final 95% CI
150 million MPC	0/15 (0%)	1.00	0.94, 1.00
Control	5/15 (33%)	0.67	0.38, 0.85

HF-MACE Kaplan-Meier Curve over 36 months following treatment in patients with LVESV>100ml[2]


1.00
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
HF-MACE - Free Probability
MPC-150 million
Log rank=p0.0007
Control
0
100
200
300
400
500
600
700
800
900
1000
1100
1200
Time to HF-MACE (months)

- Over 36 months, patients receiving 150M MPC had significantly greater probability of remaining free of a first HF-MACE vs. controls (0% vs. 33%, p = 0.026 by log-rank)
- All HF-MACE events occurred in controls with baseline Left Ventricular End Systolic Volume (LVESV)>100ml, where the treatment effect size was even greater (0% vs. 71%, p = 0.0007 by log rank)
- Controls with baseline LVESV>100ml had 11 total/recurrent HF-MACE events over 36 months vs. 0 in matched patients receiving 150M MPCs (p=0.0007)

1. HF-MACE is defined as a composite of cardiac related death or non-fatal heart failure hospitalisations. 2. Circ Res. 2015; 117:576-584. Perin E et al. A Phase II Dose-Escalation Study of Allogeneic Mesenchymal Precursor Cells in Patients With Ischemic or Non-Ischemic Heart Failure 3. Journal of Cardiac Failure 2015; Vol 21(8): S107; 19th Annual Scientific Meeting of the Heart Failure Society of America, Emerson et al.

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MPC-150-IM: Phase 3 Trial Targets Advanced Heart Failure NYHA class II/III patients with large baseline LVESV and advanced heart failure are at highest risk of heart failure-related major adverse cardiac events (HF-MACE) Have increased likelihood of having recurrent HF hospitalizations Existing therapies are inadequate and economic burden is greatest To confirm that MPC-150-IM reduces HF-MACE in NYHA class II/III patients with advanced heart failure, the ongoing Phase 3 trial is designed to enrich for patients with advanced heart failure and high risk of HF-MACE Enrichment for these patients based on heart failure hospitalization in the past 9 months and/or significantly elevated baseline NT-proBNP The trial’s efficacy endpoint is a comparison of recurrent non-fatal HF-MACE between cell-treated NYHA class II/III patients and controls Terminal events (such as death, implantation of a mechanical heart assist device or a heart transplant) are also being analyzed as they relate to non-fatal recurrent HF-MACE |

MPC-150-IM: Operational Update for Phase 3 Trial in NYHA Class II-III Advanced CHF Patients Trial is planned to enroll approximately 600 patients In April 2017, a pre-specified interim futility analysis of the efficacy endpoint in the Phase 3 trial's first 270 patients was successfully achieved After notifying the Company of the interim analysis results, the trial’s Independent Data Monitoring Committee (IDMC) formally recommended the trial be continued as planned In line with best practice for blinded Phase 3 clinical trials, the interim futility analysis data were only reviewed by the IDMC Mesoblast, the FDA, and trial investigators remain blinded to grouped safety and efficacy data for the ongoing trial as well as the numerical results of the interim analysis The IDMC will continue to review ongoing data from the trial |

MPC-150-IM: Operational Update for Phase 2b Trial in Patients With End-Stage Heart Failure Who Have Received a Left Ventricular Assist Device (LVAD) Study is sponsored and funded by the United States National Institutes of Health (NIH), and conducted by the NIH-funded Cardiothoracic Surgical Trials Network (CTSN) The 159-patient, double-blind, placebo-controlled 2:1 randomized trial, is evaluating the safety and efficacy of injecting MPC-150-IM into the native myocardium of LVAD recipients The primary efficacy endpoint of the study is the number of temporary weans from LVAD tolerated over 12 months. Additionally, the study will evaluate patient survival and re-hospitalization over 12 months Enrollment anticipated to complete during 1H CY2017; top-line results expected during 2H CY2017 |

Our inflammatory diseases portfolio (MPC-300-IV) is a highly attractive emerging opportunity Multi-billion dollar blockbuster potential |

MPC-300-IV: Biological Refractory Rheumatoid Arthritis (RA)

Market Landscape

Market Size

- There are approx 6.0 million prevalent cases in the US, Japan, and EU5, with 2.9 million in the US alone in 2016[1,2]
- In 2016, sales of RA agents, predominantly TNF inhibitors exceeded $19 billion globally
- Projections of over $22.5 billion by 2025, due to sales of oral JAK inhibitors, TNF biosimilars[3]

Significant Unmet Need

- ~1/3 of RA patients do not respond or cannot tolerate TNF inhibitors[4]
- Low disease activity or remission is seen in low numbers of patients refractory to TNF inhibitors treated with alternative biologic agents[2]
- Biologics are associated with increased incidence of opportunistic infections and malignancies

MPC-300-IV May Potentially Fill the Treatment Gap

- Need for disease-modifying therapies that are well tolerated and induce low disease activity or remission in a greater percentage of patients as early as possible in the disease management
- Biologics only target single cytokine pathways, even though RA involves multiple signals / pathways
- MPCs potentially target multiple cytokines concomitantly, with no evidence of infectious complications



Photo source: WebMD.

1. GlobalData©: Rheumatoid Arthritis Global Forecast 2015-2025 0- January 2017
2. Decision Resources Rheumatoid Arthritis Dec 2015
3. Decision Resources Rheumatoid Arthritis April 2016
4. Decision Resources: Unmet Need Immune and Inflammatory Disorders – Rheumatoid Arthritis April 2016.

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MPC-300-IV: Phase 2 Study Design Phase 2 double-blind, randomized, placebo-controlled, dose-escalating study comparing a single infusion of two MPC doses (1M/kg and 2M/kg) with placebo in patients with active RA Inadequate response to at least 1 anti-TNF +/- other biologics On a stable regimen methotrexate for >4 months +/- DMARDs for >3 months –+ RF and/or anti-CCP*; > 4 swollen/tender joints; ESR or CRP > upper limit of normal 48 patients enrolled at 14 sites in US and Australia** MPC 1 x 106 cells/kg (N=16 active) MPC 2 x 106 cells/kg (N=16) Placebo (N=16) Objectives Primary: Evaluate safety and tolerability of a single intravenous MPC infusion in biologic refractory RA patients through a 12-week primary endpoint Secondary: Evaluate clinical efficacy at week 4, 12, 39 and 52 and assess durability of clinical effects and safety through the full 52 week study Pre-specified efficacy endpoints include the American College of Rheumatology (ACR 20/50/70, ACR-N) composite clinical responses, the health assessment questionnaire-disability index (HAQ-DI), and the DAS28 composite measurement of disease activity; analyses were applied to the whole study population and the pre-specified exploratory subgroup based on whether the subjects had previously received 1-2 or >3 biologic agents *RF=Rheumatoid factor; anti-CCP=Cyclic citrullinated peptide antibody ** ClinicalTrials.gov Identifier: NCT01851070

MPC-300-IV: Phase 2 Trial 39-Week Results The safety profile over 39 weeks was comparable among the placebo and both MPC treatment groups, with no cell-related serious adverse events Both MPC doses outperformed placebo at week 39 in each of ACR20/50/70 responses, as well as by median ACR-N analysis Continuous variables ACR-N, HAQ-DI and DAS-28 were used in line with the FDA Guidance For Industry Rheumatoid Arthritis: Developing Drug Products For Treatment, May 2013, and identified the 2 million MPC/kg dose as the most effective over 39 weeks The 2 million MPC/kg dose showed the earliest and most sustained treatment benefit Given the serious nature of anti-TNF resistant RA, we believe that MPC-300-IV is well-positioned to be developed as a regenerative advanced therapy to target this major unmet medical need.

Chronic Low Back Pain (CLBP) Due to Disc Degeneration Multi-billion dollar blockbuster potential |

MPC-06-ID:

Potential Alternative to Invasive Surgery and Opioid Use for Chronic Low Back Pain Patients

Significant Burden of Illness and Unmet Need

- Back pain causes more disability than any other condition[1]
- Inflicts substantial direct and indirect costs on the healthcare system[1], including excessive use of opioids in this patient population

Minimal Treatment Options

- Patients failing opioids and epidural steroids are limited to highly invasive surgical procedures[2]

Attractive Market Opportunity

- In 2016, over ~7m U.S. patients are estimated to suffer from CLBP due to degenerative disc disease (DDD)[3,4,5]
- MPC-06-ID development program targets over ~3.2m patients


Degenerative Disc Disease
L-1
L-2
L-3
L-4
L-5

Photo source: Medical Media Images.

1. Williams, J., NG, Nawi, Pelzter, K. (2015) Risk factors and disability associated with low back pain in older adults in low-and middle-income countries. Results from the WHO Study on global ageing and adult health (SAGE). PloS One. 2015; 10(6): e0127880.
2. Simon, J., McAuliffe, M., Shamim, F. (2015) Discogenic Low Back Pain. Phys Med Rehabil Clin N Am 25 (2014) 305–317.
3. Decision Resources: Chronic Pain December 2015.
4. LEK & NCI opinion leader interviews, and secondary analysis.
5. Navigant: Commercial Assessment for a Proprietary Cell-Based Therapy for DDD in the U.S. and the EU3 – August 2014.

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MPC-06-ID: Phase 2 Trial Results Support Phase 3 Program

- 100 patients with >6 months of CLBP due to DDD and unresponsive to conservative therapies (incl. opioids and epidural steroids) were evaluated in a blinded, randomized, placebo controlled Phase 2 trial
- Primary endpoint composite over 24 months was achieved by 41% of patients who received 6 million MPCs, 35% of the 18 million MPC group, 18% of the hyaluronic acid group, and 13% of the saline group, using the pre-specified PP population

- Pain responder criteria (50% pain reduction with no additional intervention at both 12 and 24 months) was achieved by 52% of the 6 million MPC group compared with 13% of the saline group ($p<0.05$)
- Functional responder criteria (15-point reduction in ODI and no additional intervention at both 12 and 24 months) was achieved by 48% of the 6 million MPC group compared with 13% of the saline group ($p<0.05$)

Composite Responders at both 12 & 24 Months - PP[1]


50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
% Responder Rate
12.5%
17.7%
40.7%
34.6%
Saline
Hyaluronic Acid
6-million MPC
18-million MPC

1. Source Mesoblast Ltd; PP = Per Protocol population. A Composite Responder must have an optimal pain (50% reduction in VAS) AND function (15 point reduction in ODI) response AND no additional intervention

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MPC-06-ID: Durable 36-Month Outcomes in Phase 2

- Using the Intent to Treat (ITT) analysis, in line with FDA guidance for the ongoing Phase 3 trial, similar results were seen for the primary endpoint composite over 24 months, with 38% of the 6 million MPC group achieving this outcome compared with 10% of the saline group ($p<0.05$)
- Over 36 months:
  - 82% of the 6 million MPC group who achieved the primary endpoint composite over 24 months maintained treatment success[1]
  - 86% of the 6 million MPC group who successfully met the pain responder criteria (50% pain reduction with no additional intervention at both 12 and 24 months) remained pain responders[2]
  - 92% of the 6 million MPC group who met the functional responder criteria (15-point reduction in ODI and no additional intervention at both 12 and 24 months) remained functional responders[3]
- There were no significant differences in measurements of safety between cell-treated patients and controls over 36 months

1. Composite Responder must have an optimal pain (50% reduction in VAS) AND function (15 point reduction in ODI) response AND no additional intervention.
2. Pain Responder must have an optimal pain response (50% reduction in VAS) AND no additional intervention.
3. Functional Responder must have an optimal functional improvement (15 point reduction in ODI) AND no additional intervention.

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MPC-06-ID: Phase 3 Trial Update A 360-patient Phase 3 trial is recruiting well across sites in US and Australia On track to complete recruitment in 2017 FDA has provided written guidance: Use of a composite primary endpoint is acceptable for approval Agreed thresholds for pain (50% decrease in VAS) and function (15 point improvement in ODI) Two timepoints (12 and 24 months) for meeting pain and functional improvement criteria No additional intervention at the treated level through 24 months |

Acute Graft vs Host Disease (aGVHD) Our nearest-term revenue product candidate: MSC-100-IV for steroid-refractory aGVHD |

MSC-100-IV: Acute Graft vs Host Disease (aGVHD)

Serious and Life-Threatening Complication of Bone Marrow Transplants

Significant Burden of Illness and Unmet Need

- aGVHD - a severe immunological reaction occurring in BMT patients
- Steroid-refractory aGVHD (SR-aGVHD) patients have mortality rates as high as 95%[1]
- Is a major limitation in successful allogeneic hematopoietic stem cell transplants[1]
- Refractory aGVHD is associated with significant extended hospital stay costs[2]

Minimal Treatment Options

- No regulatory approved treatment for SR-aGVHD outside of Japan
- No broad consensus on off-label second-line agents

Attractive Market Opportunity

- ~30,000 allogeneic BMTs performed globally (~20K US/EU5) annually, ~20% pediatric[4,5]
- Received approval in Japan (TEMCELL® HS Inj.) for aGVHD in 2015; reimbursed up to ~$USD195k per full treatment course[3]



1. West, J., Saliba, RM., Lima, M. (2011) Steroid-refractory acute GVHD: predictors and outcomes. Advances in Hematology.
2. Anthem-HealthCore/Mesoblast claims analysis (2016).
3. Based on a ¥JPY = $USD 0.009375 spot exchange rate on as of the market close on November 11, 2016. Amounts are rounded. Source: Bloomberg
4. Gratwohl A et al Quantitative and qualitative differences in use and trends of hematopoietic stem cell transplantation: a Global Observational Study. Haematologica. 2013 Aug;98(8):1282-90.
5. CIBMTR, Decision resources GVHD Epi Nov 2012.

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MSC-100-IV for aGVHD: Product Development Strategy Pediatric aGVHD Multi-center, single-arm, open-label, ongoing Phase 3 study in 60 pediatric patients with steroid-refractory aGVHD The pre-specified interim futility analysis of the trial’s primary endpoint was successfully achieved in Nov 2016 The FDA has granted a Fast Track designation for the use of MSC-100-IV to improve overall response rate in children with steroid refractory aGVHD. Fast Track designation has the potential to shorten the time to FDA approval through priority review and a streamlined rolling review process The product candidate's existing Orphan Indication designation may additionally lead to potential commercial benefits following FDA approval Adult aGVHD Complete targeted Phase 3 study in high-risk subset of adult patients with aGVHD (liver and gut disease) 1.Clinicaltrials.gov identifier: NCT02652130. Trial Endpoints1: Primary endpoint: Overall response at Day 28 Key secondary endpoint: Survival at Day 100 in responders at Day 28 |

Timelines

| MPC-150-IM Phase 2B complete trial enrollment for Class IV (Mid-17) Phase 2B data read-out Class IV (4Q CY17) MSC-100-IV Phase 3 complete trial enrollment and top-line data read-out (2H CY17) MPC-06-ID Phase 3 complete trial enrollment (2H CY17) MPC-300-IV 12-Month data readout (3Q CY17) Potential corporate partnerships Upcoming Milestones and Catalysts for 2017

Thank you